UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

First Bancorp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
318672102
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	318672102

1	NAMES OF REPORTING PERSONS UBS AG directly and on behalf of certain subsidiaries

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	5	SOLE VOTING POWER

NUMBER OF		7,874,854

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,742,936

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,874,854

WITH:	8	SHARED DISPOSITIVE POWER

		28,181,279

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	36,056,133[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	11.28%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BK
1 UBS AG disclaims beneficial ownership of 20,438,343 shares held by Andrés Morgado as trustee, pursuant to the voting trust agreement dated as of August 27, 2010 on behalf of the following fixed-income, closed-end Puerto Rico investment companies managed by UBS Trust Company of Puerto Rico: (1) Tax-Free Puerto Rico Fund, Inc., (2) Puerto Rico Fixed Income Fund, Inc., (3) Puerto Rico Fixed Income Fund II, Inc., (4) Puerto Rico Fixed Income Fund III, I nc., and (5) Puerto Rico AAA Portfolio Bond Fund, Inc.

CUSIP No.	318672102

Item 1(a)	Name of Issuer

First Bancorp.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1519 Ponce de Leon Avenue, Stop 23
Santurce, Puerto Rico 00908

Item 2(a)	Name of Person Filing:

UBS AG

Item 2(b)	Address of Principal Business Office:

UBS AG
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland

Item 2(c)	Citizenship or Place of Organization:

Switzerland

Item 2(d)	Title of Class of Securities

Common Stock

Item 2(e)	CUSIP Number(s):

318672102

Item 3.	Type of Person Filing:

UBS AG is classified as a Bank as defined in section 3(a)(6) of the Securities Act or 1933 pursuant to no-action relief granted by the staff of the Securities and Exchange Commission.

Item 4 (a)-(c)(iv).	Ownership:

Items 5-11 of the cover page are incorporated by reference.

CUSIP No.	318672102

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

20,438,343 shares, representing 6.4% of the class of securities, are held by Andrés Morgado as trustee, pursuant to the voting trust agreement dated as of August 27, 2010 on behalf of the following fixed-income, closed-end Puerto Rico investment companies managed by UBS Trust Company of Puerto Rico: (1) Tax-Free Puerto Rico Fund, Inc., (2) Puerto Rico Fixed Income Fund, Inc., (3) Puerto Rico Fixed Income Fund II, Inc., (4) Puerto Rico Fixed Income Fund III, Inc., and (5) Puerto Rico AAA Portfolio Bond Fund, Inc. None of such funds individually owns more than five percent of the class of securities.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on By the Parent Holding Company:

This statement on Schedule 13G is being filed by UBS AG on behalf of itself and its wholly owned subsidiaries UBS Securities LLC, UBS Financial Services Inc, and UBS Trust Company of Puerto Rico.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	318672102
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Anthony DeFilippis
Executive Director

By:	/s/ Gordon Kiesling
Executive Director

Date: January 31, 2011